Exhibit 99.1

Television Food Network, G.P.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the Years Ended December 31, 2014, 2013 and 2012 and Report of Independent Registered Public Accounting Firm

Television Food Network, G.P.
Table of Contents

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	2
Consolidated Statements of Income and Comprehensive Income	3
Consolidated Statements of Cash Flows	4
Consolidated Statements of Partners' Equity	5
Notes to Consolidated Financial Statements	6-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Management Committee and Partners of
Television Food Network, G.P.
Knoxville, Tennessee
We have audited the accompanying consolidated balance sheets of Television Food Network, G.P. (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, partners’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
As described in Note 7 to the consolidated financial statements, the accompanying financial statements include portions of certain revenue and expense transactions with affiliated companies, including allocations made from corporate functions, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
March 3, 2015

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of December 31,
	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$10
Accounts receivable (less allowances — 2014, $1,143; 2013, $2,429)	253,545	260,574
Receivable due from related party	303,257	384,305
Programs and program licenses	151,006	142,570
Other current assets	1,180	1,687
Total current assets	708,988	789,146
INVESTMENTS	16,611	19,328
GOODWILL AND OTHER INTANGIBLE ASSETS:
Goodwill	10,235	10,235
Other intangible assets, net	1,186	1,253
Total goodwill and other intangible assets, net	11,421	11,488
OTHER ASSETS:
Programs and program licenses (less current portion)	117,205	115,483
Other non-current assets	11,343	16,501
Total other assets	128,548	131,984
TOTAL ASSETS	$865,568	$951,946
LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts and program rights payables	$21,789	$17,266
Unearned revenue	16,366	44,771
Other accrued liabilities	25,102	30,139
Total current liabilities	63,257	92,176
DEFERRED INCOME TAXES	619	704
TOTAL LIABILITIES	63,876	92,880
COMMITMENTS AND CONTINGENCIES (Note 6)
PARTNERS’ EQUITY:
Partners’ capital	802,427	858,242
Foreign currency translation adjustment	(735)	824
Total partners’ equity	801,692	859,066
TOTAL LIABILITIES AND PARTNERS’ EQUITY	$865,568	$951,946
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)

	For the years ended December 31,
	2014	2013	2012
Operating revenues	$1,070,671	$1,031,320	$982,009
COSTS AND EXPENSES:
Costs of services	273,377	245,963	215,569
Selling, general and administrative	262,750	264,100	244,463
Amortization of intangible assets	67	315	101
Total costs and expenses	536,194	510,378	460,133
OPERATING INCOME	534,477	520,942	521,876
OTHER CREDITS (CHARGES):
Equity in earnings of affiliates	17,345	21,797	17,418
Miscellaneous, net	645	(202)	67
Net other credits (charges)	17,990	21,595	17,485
Income before unincorporated business taxes	552,467	542,537	539,361
Unincorporated business taxes	3,409	31,302	574
NET INCOME	549,058	511,235	538,787
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,559)	(1,360)	322
COMPREHENSIVE INCOME	$547,499	$509,875	$539,109
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$549,058	$511,235	$538,787
Adjustments to reconcile net income to net cash flows from operating activities:
Program amortization	243,772	218,302	189,291
Amortization of intangible assets	67	315	101
Equity in earnings of affiliates	(17,345)	(21,797)	(17,418)
Amortization of network distribution costs	4,396	6,425	19,373
Program payments	(249,276)	(219,059)	(209,969)
Dividends received from joint ventures, net of withholding tax paid	17,996	17,983	14,265
Changes in assets and liabilities:
Accounts receivable	7,029	(3,800)	(20,644)
Accounts payable	(131)	487	(104)
Other assets and liabilities	(32,259)	22,853	11,942
Cash provided by (used in) operating activities	523,307	532,944	525,624
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in receivable due from related party	81,048	(56,835)	3,067
Other, net	508	(613)	(339)
Cash provided by (used in) investing activities	81,556	(57,448)	2,728
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	16,990	—
Capital distributions	(604,873)	(492,476)	(528,352)
Cash provided by (used in) financing activities	(604,873)	(475,486)	(528,352)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10)	10	—
CASH AND CASH EQUIVALENTS:
Beginning of period	10	—	—
End of period	$—	$10	$—
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands)

	Managing Partner	Class A Partners	Class B Partners	Foreign Currency Translation Adjustment	Total Partners’ Equity
Partners’ equity at December 31, 2011	$83,168	$479,428	$249,462	$1,862	$813,920
Net income	53,879	323,272	161,636	—	538,787
Foreign currency translation adjustment	—	—	—	322	322
Capital distributions	(24,518)	(430,281)	(73,553)	—	(528,352)
Partners’ equity at December 31, 2012	112,529	372,419	337,545	2,184	824,677
Net income	51,124	306,741	153,370	—	511,235
Foreign currency translation adjustment	—	—	—	(1,360)	(1,360)
Capital contributions	—	16,990	—	—	16,990
Capital distributions	(49,248)	(295,485)	(147,743)	—	(492,476)
Partners’ equity at December 31, 2013	114,405	400,665	343,172	824	859,066
Net income	54,906	329,435	164,717	—	549,058
Foreign currency translation adjustment	—	—	—	(1,559)	(1,559)
Capital distributions	(60,487)	(362,924)	(181,462)	—	(604,873)
Partners’ equity at December 31, 2014	$108,824	$367,176	$326,427	$(735)	$801,692
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEARS ENDED
DECEMBER 31, 2014, 2013 AND 2012
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As used in the Notes to Consolidated Financial Statements, the terms “we,” “our,” “us” or “Food Network” may, depending on the context, refer to the Television Food Network, G.P., or to its consolidated subsidiary company.
Management and Ownership Structure – Food Network is operated and organized under the terms of a general partnership (the “Partnership”). During 2014, the Partnership agreement was extended and specifies a dissolution date of December 31, 2016. If the term of the Partnership is not extended prior to that date, the agreement would permit Scripps Networks Interactive, Inc. (“SNI”), as the beneficial holder of approximately 80% of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued it will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests. The managing general partner has a 10% “residual” interest in Food Network, that is, except for cash distributions intended to offset the tax liabilities associated with any allocated taxable income, it is entitled to cash distributions only after all loans from partners have been repaid and Class A partners have recovered their capital contributions.
In addition to the managing general partner, there are five Class A partnership units with a 60% residual interest and two Class B partners with a 30% undilutable residual interest. Each Class A partnership unit entitles the holder to one vote on the five-member management committee of Food Network. The managing general partner and the Class B partners are nonvoting partners except that in certain circumstances the managing general partner is allowed a vote in the case of a management committee deadlock. SNI, through its wholly-owned subsidiaries, owns four class A partnership units thereby controlling Food Network.
Class B partnership interests were allocated based upon the level of partners’ commitments to distribute Food Network programming. Each one-million-subscriber commitment translated into an approximate 1.86% residual interest.
For income tax purposes, Partnership profits are allocated first to offset previously allocated losses and then to the partners in proportion to their relative Partnership interests. Partnership losses are allocated first to offset previously allocated profits; second, to the extent of cumulative capital contributions; and finally, to Class A partners in proportion to their residual interests.
Nature of Operations – We operate two 24-hour television networks, Food Network and Cooking Channel, offering quality television, video, Internet and mobile entertainment and information focusing on food and entertaining. Our business is organized as a single reportable business segment. Programming for our networks is distributed by cable and satellite television systems. We earn revenue primarily from the sale of advertising time on national television networks and interactive platforms and from affiliate fees paid by providers that distribute our content.
Concentration Risks – Approximately 70% of our operating revenues are derived from advertising. Operating results can be affected by changes in the demand for such services both nationally and in individual markets.
The six largest cable television systems and the two largest satellite television systems provide service to more than 88% of homes receiving our networks. The loss of distribution of our networks by any of these cable and satellite television systems could adversely affect our business.
Principles of Consolidation – The consolidated financial statements include the accounts of Food Network and its wholly-owned subsidiary limited liability company after elimination of intercompany accounts and transactions. Investments in 20%-to-50%-owned companies and partnerships or companies and partnerships in which we exercise significant influence over the operating and financial policies are accounted for using the equity method. The results of companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make a variety of decisions that affect the reported amounts and the related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.
Our consolidated financial statements include estimates, judgments, and assumptions used in accounting for equity method investments, revenue recognition, program assets, amortization of intangible assets, asset impairments and unincorporated business taxes.
While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time of preparation of the consolidated financial statements.
Foreign Currency Translation – Food Network Canada (“Food Canada”), in which we hold a 29% interest, uses their local currency as the functional currency. The effects of translating the financial position and results of operations of local functional currency operations into U.S. dollars are included as accumulated comprehensive income (loss) in Partners’ equity.
Revenue Recognition – Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is reported net of our remittance of sales taxes, value added taxes and other taxes collected from our customers.
Our primary sources of revenue are from:
•The sale of television and Internet advertising.
•Fees for programming services (“network affiliate fees”).
Revenue recognition policies for each source of revenue are described below.
Advertising. Advertising revenue is recognized, net of agency commissions, when the advertisements are displayed. Internet advertising includes (i) fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; (ii) impression-based campaigns where the fee is based upon the number of times the advertisement appears in Web pages viewed by a user; and (iii) click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertisers’ website. Advertising revenue from fixed duration campaigns are recognized over the period in which the advertising appears. Internet advertising revenue that is based upon the number of impressions delivered or the number of click-throughs is recognized as impressions are delivered or click-throughs occur.
Advertising contracts may guarantee the advertiser a minimum audience for the programs in which their advertisements are broadcast over the term of the advertising contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. If we determine we have not delivered the guaranteed audience, an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.
Network affiliate fees. Cable and satellite television systems and telecommunication service providers generally pay a per-subscriber fee (“network affiliate fees”) for the right to distribute our programming under the terms of multi-year distribution contracts. Network affiliate fees are reported net of volume discounts earned by cable and satellite television system operators and net of incentive costs offered to system operators in exchange for initial multi-year distribution contracts. We recognize network affiliate fees as revenue over the terms of the contracts, including any free periods. Network launch incentives are capitalized as assets upon launch of our programming on the cable or satellite television system and are amortized against network affiliate fees based upon the ratio of each period’s revenue to expected total revenue over the terms of the contracts.
Network affiliate fees due to us, net of applicable discounts, are reported to us by cable and satellite television systems. Such information is generally not received until after the close of the reporting period. Therefore, reported network affiliate fee revenues are based upon our estimates of the number of subscribers receiving our programming and the amount of volume-based discounts each cable and satellite television provider is entitled to receive. We subsequently adjust these estimated amounts based upon the actual amounts of network affiliate fees received. Such adjustments have not been significant.

Revenues associated with digital distribution arrangements are recognized when we transfer control and the rights to distribute the content to a customer.
Other operating revenues. Other operating revenues are primarily comprised of merchandise sales to consumers and the licensing of programming to broadcasters.
Revenue from the sale of merchandise is recognized when the products are delivered to the customer net of estimated returns. Revenue from the licensing of programming for exhibition on television is recognized when the material is available for telecasting by the licensee and when certain other conditions are met.
Accounts Receivable – We extend credit to customers based upon our assessment of the customer’s financial condition. Collateral is generally not required from customers. Allowances for credit losses are generally based upon trends, economic conditions, review of aging categories, specific identification of customers at risk of default and historical experience. Allowance for doubtful accounts receivable is as follows:

(in thousands)	Balance Beginning of Period	Additions for Bad Debt Expense	Deductions for Amounts Charged Off	Balance End of Period
Allowances for Doubtful Accounts Receivable
Year Ended December 31:
2014	$2,429	$1,054	$2,340	$1,143
2013	1,950	780	301	2,429
2012	1,805	276	131	1,950
Investments – We have investments that are accounted for using the equity method of accounting. We use the equity method to account for our investments in equity securities if our investment gives us the ability to exercise significant influence over operating and financial policies of the investee. Under this method of accounting, investments in equity securities are initially recorded at cost, and subsequently increased (or decreased) to reflect our proportionate share of the net earnings or losses of our equity method investees. Cash payments to equity method investees such as additional investments, loans and advances and expenses incurred on behalf of investees, as well as payments from equity method investees such as dividends are recorded as adjustments to the investment balances. Goodwill and other intangible assets arising from the acquisition of an investment in equity method investees are included in the carrying value of the investment. As goodwill is not reported separately, it is not separately tested for impairment. Instead, the entire equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. Food Network owns 29% of Food Canada. The investment is accounted for using the equity method. Pursuant to the terms of the investee’s operating agreement, we sell programming to Food Canada (See Note 7). We eliminate our proportionate interest of intercompany profits or losses on program assets still remaining on the investee’s balance sheet. In addition Food Network has a 50% ownership interest in a joint venture with Hearst Corporation for the publication of the Food Network Magazine, which is accounted for using the equity method.
We regularly review our investments to determine if there has been any other-than-temporary decline in values. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate, among other factors, the extent to which the investments carrying value exceeds fair value; the duration of the decline in fair value below carrying value; and the current cash position, earnings and cash forecasts, and near term prospects of the investee. The carrying value of an investment is adjusted when a decline in fair value below cost is determined to be other than temporary.
Goodwill – Goodwill represents the cost of acquiring partnership interests from Class B partners in excess of the net book value of the Class B partnership interests.
Goodwill is not amortized, but is reviewed for impairment at least annually. We perform our annual impairment review during the fourth quarter of each year. No impairment charges have been recorded on our goodwill balances.
Programs and Program Licenses – Programming is either produced by us or for us by independent production companies or is licensed under agreements with independent producers.
Costs of programs produced include capitalizable direct costs, production overhead, development costs and acquired production costs. Production costs for programs produced are capitalized. Costs to produce live programming that are not expected to be rebroadcast are expensed as incurred. Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when the programs become available for broadcast. Program licenses are not discounted for imputed interest. Program assets are amortized over the estimated useful lives of the programs based upon future cash flows and are included within costs of services in the consolidated statements of income and comprehensive income. The amortization of program assets generally results in an accelerated method over the estimated useful lives.
Estimated future cash flows can change based upon market acceptance, advertising and network affiliate fee rates, the number of cable and satellite television subscribers receiving our networks and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to fair value may be required. Development costs for programs that we have determined will not be produced are written off.
The portion of the unamortized balance expected to be amortized within one year is classified as a current asset within programs and program licenses on the consolidated balance sheets.
Program rights liabilities payable within the next twelve months are classified as a current liability within accounts and program rights payables on the consolidated balance sheets. The carrying value of the Company’s program rights liabilities approximates fair value.
Impairment of Long-Lived Assets – Long-lived assets, primarily network distribution incentives, programming assets and equity method investments, are reviewed for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability for long-lived assets is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flows are less than the carrying amount of the assets, then we write down the carrying value of the assets to estimated fair values which are primarily based upon forecasted discounted cash flows. An impairment of an equity method investment is deemed to occur if the fair value, based upon forecasted discounted cash flows of the operation, is less than the carrying value of the investment. Fair value of long-lived assets and equity method investments is determined based on a combination of discounted cash flows and market multiples.
Marketing and Promotion Costs – Marketing and promotion costs, which totaled $53,035,000 in 2014, $47,130,000 in 2013 and $40,599,000 in 2012 and are reported within the Selling, general and administrative caption in the consolidated statements of income and comprehensive income, include costs incurred to promote our businesses and to attract traffic to our websites. Advertising production costs are deferred and expensed the first time the advertisement is shown. Other marketing and promotion costs are expensed as incurred.
Income Taxes – Food Network is organized as a general partnership. Accordingly, the Company is not subject to federal and state income taxes as the respective partners are responsible for income taxes applicable to their share of the taxable income of Food Network. However, the Company is subject to a 4.0% New York City unincorporated business tax (“UBT”).
We account for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying statutory tax rates. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized.

Financial Instruments and Risk Management Contracts – Financial instruments consist of cash, accounts receivable, accounts payable, must-carry rights payable and program rights liabilities. The carrying amounts of these financial instruments approximate their fair value. We held no derivative financial instruments in 2014, 2013, and 2012.
Recently Issued Accounting Standards Update – In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASC will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new ASC is effective for us on January 1, 2017. Early application is not permitted. The ASC permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements and related disclosures.
Subsequent Events – We have evaluated subsequent events through March 3, 2015. No material subsequent events have occurred since December 31, 2014 that should be recorded or disclosed in the consolidated financial statements.
2. EQUITY METHOD INVESTMENTS

(in thousands)	As of December 31,
	2014	2013
Equity method investments	$16,611	$19,328
Investments accounted for using the equity method include the Company’s investments in Food Canada (29% owned) and Food Network Magazine JV (50% owned). We regularly review our investments to determine if there have been any other-than-temporary declines in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate among other factors, the extent to which the investment's carrying value exceed fair value, the duration of the decline in fair value below carrying value, and the current cash position, earnings and cash forecasts and near term prospects of the investee. No impairments were recognized on any of our equity method investments in 2014, 2013 or 2012.

3. PROGRAMS AND PROGRAM LICENSES
Programs and program licenses consisted of the following:

(in thousands)	As of December 31,
	2014	2013
Cost of programs available for broadcast	$849,055	$754,260
Accumulated amortization	614,095	544,763
Total	234,960	209,497
Progress payments on programs not yet available for broadcast	33,251	48,556
Total programs and program licenses	$268,211	$258,053
In addition to the programs owned or licensed by us included in the table above, we have commitments to license certain programming that is not yet available for broadcast. These contracts may require progress payments or deposits prior to the program becoming available for broadcast. Remaining obligations under contracts to purchase or license programs not yet available for broadcast totaled approximately $64,558,000 at December 31, 2014. If the programs are not produced, our commitment to license would generally expire without obligation.
Programs and program license expense, which consist of program amortization and program impairments, is included within costs of services in our consolidated statements of income and comprehensive income. Program impairments totaled $20,371,000 in 2014, $15,226,000 in 2013 and $2,943,000 in 2012.

Estimated amortization of recorded program assets and program commitments for each of the next five years is as follows:

(in thousands)	Programs Available for Broadcast	Programs Not Yet Available for Broadcast	Total
2015	$135,582	$44,880	$180,462
2016	64,206	28,355	92,561
2017	27,357	14,054	41,411
2018	7,815	8,629	16,444
2019	—	1,891	1,891
Total	$234,960	$97,809	$332,769
Actual amortization in each of the next five years will exceed the amounts presented above as we will continue to produce or license additional programs.

4. OTHER INTANGIBLE ASSETS
Other intangible assets consisted of the following:

(in thousands)	As of December 31,
	2014	2013
Acquired rights	$1,669	$1,669
Accumulated amortization	(483)	(416)
Total other intangible assets, net	$1,186	$1,253
Separately acquired intangible assets reflect the acquisition of certain rights that will expand our opportunity to earn future revenues.
Estimated amortization expense for intangible assets for the next five years is expected to be $63,000 for years 2015- 2019 and $871,000 in later years.
5. UNINCORPORATED BUSINESS TAXES
We have provided for UBT taxes in accordance with the applicable New York City regulations. Our UBT expenses consisted of the following:

(in thousands)	For the years ended December 31,
	2014	2013	2012
Current tax expense	$3,354	$31,063	$585
Deferred tax (benefit) expense	55	239	(11)
Total UBT expense	$3,409	$31,302	$574
In 2013, the New York City Department of Finance completed an audit of our Unincorporated Business Tax Returns for the years 2003 through 2005 and we reached agreement on adjustments that increased the amount of Unincorporated Business Taxable Income ("UBTI") apportioned to operations in New York City. Upon settling this audit, SNI also filed amended Unincorporated Business Tax returns for the Partnership for the years 2006 through 2011, and filed a 2012 Unincorporated Business Tax return for the Partnership that reflected the settlement items agreed to from the audit. Accordingly, our UBT expense amount in 2013 reflects approximately $28,000,000 of additional taxes and interest for the tax years 2003-2012.
The approximate effect of the temporary differences giving rise to deferred tax liabilities (assets) were as follows:

(in thousands)	As of December 31,
	2014	2013
Deferred tax assets:
Unearned revenue	$(66)	$(209)
Other temporary differences	(158)	(155)
	(224)	(364)
Deferred tax liabilities:
Programs and program licenses	582	686
Other temporary differences	37	18
	619	704
Net deferred tax liability	$395	$340
As of December 31, 2014 and 2013, we do not believe we have any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements. Our New York City unincorporated business taxes remain subject to examination for tax years 2006 and forward.

6. COMMITMENTS AND CONTINGENCIES
We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

In the ordinary course of business, Food Network enters into long-term contracts to lease office space and equipment, to secure on-air talent, to obtain satellite transmission of network programming, and to purchase other goods and services. Minimum payments for such services as of December 31, 2014, are expected to be as follows:

(in thousands)	Rent Commitments	Talent Contract Commitments
2015	$5,354	$12,437
2016	10,351	1,250
2017	10,682	—
2018	10,896	—
2019	11,114	—
Later years	21,438	—
Total	$69,835	$13,687
Rental expense for cancelable and noncancelable leases was $8,631,000 in 2014, $8,439,000 in 2013 and $8,311,000 in 2012.
We also share leased facilities and other services with other Scripps Networks’ cable and satellite television programming services. Our share of the costs for such services is included in the allocated charge from Scripps Networks (See Note 7).

7. RELATED PARTY TRANSACTIONS
SNI manages our daily flow of cash. We also participate in SNI’s controlled disbursement system. The bank sends SNI daily notifications of checks presented for payment, and SNI transfers funds from other sources to cover the checks. Our cash balance held by SNI is reduced as checks are issued. We receive interest income on positive cash balances, and are charged interest expense on negative cash balances. In determining whether we are to receive interest or to be charged interest, the balance is reduced by our share of the net book value of shared property and equipment.
Positive cash account balances due from SNI are reported as receivable due from related party in our consolidated balance sheets. The receivable due from SNI was $303,257,000 at December 31, 2014 and $384,305,000 at December 31, 2013, which earns interest at money market rates.
Food Network is also subject to the terms and conditions of variable rate credit agreements with each partner. Our variable rate credit agreement with SNI permits aggregate borrowings up to $150,000,000 and our variable rate credit agreement with Tribune Company permits aggregate borrowings up to $12,500,000. Interest on each agreement is charged at the prime rate plus two percent. There were no outstanding borrowings under these agreements at December 31, 2014.
Net interest income from positive cash balances was $151,000 in 2014, $180,000 in 2013 and $239,000 in 2012.
We are party to an agreement with Shaw Media Inc. that provides us a 29% ownership interest in Food Canada. Pursuant to the terms of the agreement, we grant Food Canada an exclusive right to use the Food Network trademark and provide Food Canada with Food Network programming. Revenue recognized from the licensing of the Food Network trademark was $693,000 in 2014, $365,000 in 2013 and $359,000 in 2012. Revenues from program sales to Food Canada were $2,284,000 in 2014, $1,707,000 in 2013 and $1,966,000 in 2012.
We may provide Food Network programming to other Scripps Networks cable networks or companies controlled by SNI. Revenue recognized from the programming provided to other Scripps Networks cable networks or SNI controlled entities totaled $6,808,000 in 2014, $5,613,000 in 2013 and $4,887,000 in 2012.
We also may generate revenue from the sale of broadcast and internet advertising to companies controlled by SNI. Advertising revenues generated from SNI’s controlled entities totaled $1,114,000 in 2014, $922,000 in 2013 and$1,864,000 in 2012.
We may purchase advertising units from the other cable networks controlled by Scripps Networks and use the additional spots to satisfy “make good” audience deficiency accruals we have recorded in our consolidated financial statements. Consideration paid to Scripps Networks affiliated entities for these advertising spots totaled approximately $8,502,000 in 2013.
Marketing and promotion costs incurred with businesses controlled by Scripps Networks totaled approximately$3,616,000 in 2014, $11,943,000 in 2013 and $1,690,000 in 2012.
Scripps Networks provides services covering affiliates sales, advertising sales, transmission and quality control, information technology functions, and other corporate functions related to executive management, corporate finance and accounting, legal, tax and human resources. Services provided by Scripps Networks for affiliate sales includes marketing, such as advertising campaigns, programming promotion, targeted sales presentations and managing tradeshow strategies and talent appearances; negotiating agreements with existing and new affiliates; billing and collection services; and providing channel affiliate reports. For advertising sales, Scripps Networks provides services that include selling television and internet advertising spots, advertising sales planning and marketing, rate card management services, sales positioning data, research support, related billing and collections and any necessary software and data services.

Prior to 2012, the costs of these Scripps Networks provided services were allocated to each television network on a variety of factors, including revenues, subscriber levels, and use of departmental costs. Beginning in 2012, the total amount charged for these services is being calculated by applying a Consumer Price Index escalator to the previous year’s allocated amount. These costs totaling $144,089,000 in 2014, $141,959,000 in 2013 and $139,861,000 in 2012 are recorded within the selling, general and administrative caption in our consolidated statements of income and comprehensive income.
Scripps Networks may also negotiate affiliate agreements with cable and satellite television systems and telecommunication service providers on behalf of more than one, or all, of its networks in the aggregate, including our networks. The value of aggregate rights acquired from these providers are allocated to each network benefited based upon their relative fair values.
Scripps Networks may incur costs that are attributable to one or all of their networks. Scripps Networks incurs the license fee costs on the contracts providing music rights for our programming. These costs are allocated to us using a percentage of revenues factor. While Food Network does not issue stock compensation to its employees, certain employees of Food Network participated in the SNI 2008 Long-Term Incentive Plan. The cost of awards to Food Network employees are charged directly to Food Network. Substantially all Food Network employees received health, retirement and other benefits during 2014, 2013, and 2012 that were provided under SNI sponsored plans, including a defined benefit pension plan and a defined contribution plan. Health and life insurance costs are allocated based upon employee coverage elections and historical claims experience. Pension costs are allocated based upon past funding and an actuarial study of the covered employee groups. Benefits are based on the employees’ compensation and years of service. The funding of the plan is based on the requirements of the plan and applicable federal laws. Related to the defined contribution plan, a portion of the employees’ voluntary contributions were matched by SNI. The costs of the defined contribution plan are charged to us based upon those employee contributions.
Additional information related to costs charged to us from Scripps Networks is as follows:

(in thousands)	For the years ended December 31,
	2014	2013	2012
Music rights fees	$2,262	$2,250	$1,349
Stock-based compensation costs	3,176	4,178	2,636
Health and life insurance	2,046	1,920	1,750
Defined benefit pension costs	451	745	480
Defined contribution costs	2,768	2,500	2,316
Other	6,259	5,526	5,241

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